OR ROYALTIES REPORTS Q2 2025 RESULTS

34% Increase in Year-Over-Year Cash Flows
from Operating Activities to $51.4 Million

Montréal, August 5, 2025 - OR Royalties Inc. ("OR Royalties" or the "Company") (OR: TSX & NYSE) today announced its consolidated financial results for the second quarter of 2025. Amounts presented are in United States dollars, except where otherwise noted.

Highlights

  19,700 gold equivalent ounces ("GEOs1") earned (20,068 GEOs in Q2 20242);
  Revenues from royalties and streams of $60.4 million ($47.4 million in Q2 2024);
  Cash flows generated by operating activities of $51.4 million ($38.2 million in Q2 2024);
  Cash margin3 of $57.8 million or 95.8% ($45.8 million or 96.6% in Q2 2024);
  Net earnings of $32.4 million, $0.17 per basic share (net loss of $15.4 million, $0.08 per basic share in Q2 2024);
  Adjusted earnings3 of $34.1 million, $0.18 per basic share ($24.2 million, $0.13 per basic share in Q2 2024);
  Net repayments of $40.0 million under the revolving credit facility;
  Cash balance of $49.6 million and debt outstanding of $35.7 million as at June 30, 2025;
  Increase in the revolving credit facility to $650.0 million plus an uncommitted accordion of $200.0 million, and extension of the maturity date to May 30, 2029;
  First payment received from Cardinal Namdini Mining Ltd. under the Namdini 1.0% NSR royalty;
  First payment received from Talisker Resources Ltd. under the Bralorne 1.7% NSR royalty;
  Acquisition by OR Royalties International Ltd. ("ORIL") of a 100% silver stream on Orla Mining Ltd.'s South Railroad project in Nevada, United States for total cash consideration of $13.0 million;
  Acquisition of a basket of royalties across various projects in British Columbia, Canada, from Sable Resources Ltd. ("Sable Resources") for consideration of C$3.8 million ($2.8 million), as well as certain rights in relation to the future acquisition of similar interests from Sable Resources;
  Completed a corporate name change to "OR Royalties Inc." and "Redevances OR Inc." (in French) following receipt of shareholder approval at the annual and special meeting of shareholders held on May 8, 2025;
  Publication of the fifth edition of the Company's sustainability report, Growing Responsibly, in addition to the OR Royalties 2025 Asset Handbook; and,
  Declaration of a quarterly dividend of $0.055 per common share payable on July 15, 2025 to shareholders of record as of the close of business on June 30, 2025, an increase of 20% over the previous quarterly dividend, based on the foreign currency rate (C$/US$) on the declaration date of the first quarter dividend.

Subsequent to June 30, 2025

  Additional repayments of $21.0 million under the revolving credit facility;
  Declaration of a quarterly dividend of $0.055 per common share payable on October 15, 2025 to shareholders of record as of the close of business on September 30, 2025;
  Osisko Development Corp. raising $645 million to start construction activities at Cariboo; and,
  As expected, an early buyback notice received from Ramelius Resources Limited, for 20% of the Dalgaranga Gross Revenue Royalty ("GRR"), reducing the GRR rate on Dalgaranga from 1.8% to 1.44%, and reducing the GRR rate on Benz Mining Corp.'s Glenburgh and Mt Egerton projects from 1.35% to 1.08%.

Management Commentary

Jason Attew, President & CEO of OR Royalties commented: "OR Royalties' is on track to achieve its 2025 annual guidance of 80,000-88,000 GEOs, as we expect a slightly stronger second half in terms of GEOs earned. Looking a bit closer at some of our major GEO contributors over the past six months, we have seen continued outperformance at Canadian Malartic largely offsetting silver grade-related underperformance at Mantos Blancos.

Elsewhere, we were pleased to have received our first royalty payments during the second quarter from both Cardinal Namdini Mining's Namdini gold mine in Ghana, as well as Talisker Resources' Bralorne gold mine in British Columbia, bringing the total number of producing assets in our portfolio to 22. We wish both operators the best going forward as they ramp up their respective operations over the balance of the year.

As stated previously in our June 2, 2025, press release, through the first seven months of the year, there have been a number of positive advancements on several portfolio assets that sit outside of our current 5-year outlook. In addition to all of that progress, we are also expecting the following key portfolio catalysts before year-end: Capstone Copper's Phase II Expansion Feasibility Study for Mantos Blancos; Alamos Gold's Island Gold District Expansion Study; Gold Fields' updated Feasibility Study for Windfall, along with the project's final permits; Ramelius Resources' Integrated Feasibility Study for Dalgaranga, as well as potential for first gold production from the mine later this year; Orla Mining's Updated Feasibility Study for South Railroad; updates from Osisko Development as it commences mine construction activities at Cariboo; and, finally, the closing of Harmony Gold's acquisition of MAC Copper, resulting in CSA being subsequently optimized by one of the best deep underground mining operators in the world.

Finally, I would like to acknowledge the present strength of the Company's balance sheet, not only due to our recently increased revolving credit facility, but also given the fact that as of June 30, 2025, OR Royalties was in a net-cash position for the first time in several years. This enhanced liquidity provides the Company with the financial capacity to pursue accretive growth opportunities."

Q2 2025 RESULTS CONFERENCE AND WEBCAST CALL DETAILS

Conference Call:	Wednesday, August 6th, 2025 at 10:00 am ET

Dial-in Numbers: (Option 1)	North American Toll-Free: 1 (800) 717-1738 Local - Montreal: 1 (514) 400-3792 Local - Toronto: 1 (289) 514-5100 Local - New York: 1 (646) 307-1865 Conference ID: 57040
Webcast link: (Option 2)	https://viavid.webcasts.com/starthere.jsp?ei=1725297&tp_key=efb4711705

Replay (available until Saturday, September 6th, 2025 at 11:59 PM ET):	North American Toll-Free: 1 (888) 660-6264 Local - Toronto: 1 (289) 819-1325 Local - New York: 1 (646) 517-3975 Playback Passcode: 57040#
Replay also available on our website at www.ORroyalties.com

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at OR Royalties Inc., who is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About OR Royalties Inc.

OR Royalties is a precious metals royalty and streaming company focused on Tier-1 mining jurisdictions defined as Canada, the United States, and Australia. OR Royalties commenced activities in June 2014 with a single producing asset, and today holds a portfolio of over 195 royalties, streams and similar interests. OR Royalties' portfolio is anchored by its cornerstone asset, the 3-5% net smelter return royalty on Agnico Eagle Mines Ltd.'s Canadian Malartic Complex, one of the world's largest gold mines.

OR Royalties' head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact OR Royalties Inc.

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 x116 Cell: (365) 275-1954 Email: gmoenting@ORroyalties.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@ORroyalties.com

Notes:

(1) Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties and streams. Silver ounces and copper tonnes earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces or copper tonnes earned by the average silver price per ounce or copper price per tonne for the period and dividing by the average gold price per ounce for the period. Cash royalties and other metals and commodities are converted into gold equivalent ounces by dividing the associated revenue by the average gold price per ounce for the period.

Average Metal Prices

	Three months ended June 30,
	2025	2024

Gold (i)	$3,280	$2,338
Silver (ii)	$33.68	$28.84
Copper (iii)	$9,524	$9,753
Exchange rate (C$/US$) (iv)	0.7226	0.7308

(i) The average price represents the London Bullion Market Association's PM price in U.S. dollars per ounce.

(ii) The average price represents the London Bullion Market Association's price in U.S. dollars per ounce.

(iii) The average price represents the London Metal Exchange's price in U.S. dollars per tonne.

(iv) Bank of Canada daily rate.

(2) Three months ended June 30, 2024 ("Q2 2024").

(3) Non-IFRS Measures

Cash margin

Cash margin in dollars and in percentage of revenues are non-IFRS financial measures. Cash margin (in dollars) is defined by OR Royalties as revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) is obtained from the cash margin (in dollars) divided by revenues.

Management uses cash margin in dollars and in percentage of revenues to evaluate OR Royalties ability to generate positive cash flow from its royalty, stream and other interests. Management and certain investors also use this information, together with measures determined in accordance with IFRS Accounting Standards such as gross profit and operating cash flows, to evaluate OR Royalties' performance relative to peers in the mining industry who present these measures on a similar basis. Cash margin in dollars and in percentage of revenues are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of the cash margin per type of interests (in thousands of dollars and in percentage of revenues) is presented below:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$

Royalty interests
Revenues	42,185	33,790	78,975	66,819
Less: cost of sales (excluding depletion)	(171)	(106)	(316)	(184)
Cash margin (in dollars)	42,014	33,684	78,659	66,635

Depletion	(3,408)	(3,918)	(6,118)	(8,022)
Gross profit	38,606	29,766	72,541	58,613

Stream interests
Revenues	18,179	13,601	36,305	25,619
Less: cost of sales (excluding depletion)	(2,389)	(1,522)	(3,863)	(2,803)
Cash margin (in dollars)	15,790	12,079	32,442	22,816

Depletion	(4,205)	(3,691)	(9,239)	(8,133)
Gross profit	11,585	8,388	23,203	14,683

Royalty and stream interests Total cash margin (in dollars)	57,804	45,763	111,101	89,451
Divided by: total revenues	60,364	47,391	115,280	92,438
Cash margin (in percentage of revenues)	95.8%	96.6%	96.4%	96.8%

Total - Gross profit	50,191	38,154	95,744	73,296

Adjusted earnings and adjusted earnings per basic share

Adjusted earnings and adjusted earnings per basic share are non-IFRS financial measures and are defined by OR Royalties by excluding the following items from net earnings (loss) and earnings (loss) per share: foreign exchange gains (losses), impairment charges and reversal related to royalty, stream and other interests, changes in allowance for expected credit losses, write-offs and impairment of investments, gains (losses) on disposal of assets, gains (losses) on investments, share of income (loss) of associates, transaction costs and other items such as non-cash gains (losses), as well as the impact of income taxes on these items. Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

Management uses adjusted earnings and adjusted earnings per basic share to evaluate the underlying operating performance of OR Royalties as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its consolidated financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net earnings (loss) and net earnings (loss) per basic share, investors and analysts use adjusted earnings and adjusted earnings per basic share to evaluate the results of the underlying business of OR Royalties, particularly since the excluded items are typically not included in OR Royalties' annual guidance. While the adjustments to net earnings (loss) and net earnings (loss) per basic share in these measures include items that are both recurring and non-recurring, management believes that adjusted earnings and adjusted net earnings per basic share are useful measures of OR Royalties' performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of the core operating results from period to period, are not always reflective of the underlying operating performance of the business and/or are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per basic share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of net earnings to adjusted net earnings is presented below:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings (loss)	32,358	(15,416)	57,998	(4,247)

Adjustments:
Impairment of royalty interests	-	49,558	-	49,558
Foreign exchange (gain) loss	(665)	782	(825)	3,193
Share of loss of associates	2,113	2,278	5,865	12,331
Changes in allowance for expected credit losses and write-offs	-	-	-	(1,399)
Loss (gain) on investments	24	259	310	(79)
Tax impact of adjustments	305	(13,223)	264	(13,087)

Adjusted earnings	34,135	24,238	63,612	46,270

Weighted average number of common shares outstanding (000's)	187,746	186,217	187,362	186,009

Adjusted earnings per basic share	0.18	0.13	0.34	0.25

Forward-Looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, that OR Royalties will meet its guidance estimate, that development and milestones and ramping up to be achieved by operators of the properties in which the Company holds interest will be achieved in a timely manner, and that the CSA mine will be successfully optimized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of OR Royalties, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which OR Royalties holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by OR Royalties, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which OR Royalties holds a royalty, stream or other interest are located or through which they are held, (e) continued availability of capital and financing and general economic, market or business conditions, and (f) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on OR Royalties' business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by OR Royalties, (b) the integration of acquired assets or (c) the determination of OR Royalties' PFIC status (d) that preliminary financial information may be subject to quarter end adjustments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in OR Royalties' ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which OR Royalties holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of OR Royalties filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. OR Royalties cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. OR Royalties believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, OR Royalties relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this press release. OR Royalties undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

OR Royalties Inc. Consolidated Balance Sheets As at June 30, 2025 and December 31, 2024 (Unaudited)
(tabular amounts expressed in thousands of United States dollars)

	June 30,	December 31,
	2025	2024
	$	$

Assets

Current assets

Cash	49,626	59,096
Amounts receivable	3,012	3,106
Other assets	980	1,612
Investment held for sale	48,360	-
	101,978	63,814

Non-current assets

Investments in associates	39,849	43,262
Other investments	54,997	74,043
Royalty, stream and other interests	1,156,275	1,113,855
Goodwill	81,512	77,284
Other assets	7,580	5,376
	1,442,191	1,377,634

Liabilities

Current liabilities

Accounts payable and accrued liabilities	4,505	5,331
Dividends payable	10,349	8,433
Income tax liabilities	5,482	-
Lease liabilities	1,228	852
	21,564	14,616

Non-current liabilities

Lease liabilities	4,419	3,931
Long-term debt	35,655	93,900
Deferred income taxes	90,193	76,234
	151,831	188,681

Equity

Share capital	1,695,357	1,675,940
Contributed surplus	59,209	63,567
Accumulated other comprehensive loss	(90,890)	(141,841)
Deficit	(373,316)	(408,713)
	1,290,360	1,188,953
	1,442,191	1,377,634

OR Royalties Inc. Consolidated Statements of Income (Loss) For the three and six months ended June 30, 2025 and 2024 (Unaudited)
(tabular amounts expressed in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
		(restated)		(restated)
Revenues	60,364	47,391	115,280	92,438

Cost of sales	(2,560)	(1,628)	(4,179)	(2,987)
Depletion	(7,613)	(7,609)	(15,357)	(16,155)
Gross profit	50,191	38,154	95,744	73,296

Other operating expenses
General and administrative	(5,938)	(4,649)	(10,897)	(9,193)
Business development	(2,826)	(1,528)	(4,905)	(2,539)
Impairment of royalty interests	-	(49,558)	-	(49,558)
Operating income (loss)	41,427	(17,581)	79,942	12,006
Interest income	618	909	1,216	1,843
Finance costs	(1,124)	(2,075)	(2,854)	(4,842)
Foreign exchange gain (loss)	665	(782)	825	(3,193)
Share of loss of associates	(2,113)	(2,278)	(5,865)	(12,331)
Other (losses) gains, net	(24)	(259)	(310)	1,478
Earnings (loss) before income taxes	39,449	(22,066)	72,954	(5,039)
Income tax (expense) recovery	(7,091)	6,650	(14,956)	792
Net earnings (loss)	32,358	(15,416)	57,998	(4,247)

Net earnings (loss) per share
Basic and diluted	0.17	(0.08)	0.31	(0.02)

OR Royalties Inc. Consolidated Statements of Cash Flows For the three and six months ended June 30, 2025 and 2024 (Unaudited)
(tabular amounts expressed in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,

	2025	2024	2025	2024
	$	$	$	$
		(restated)		(restated)
Operating activities
Net earnings (loss)	32,358	(15,416)	57,998	(4,247)
Adjustments for:
Share-based compensation	2,171	1,651	4,260	3,220
Depletion and amortization	7,909	7,850	15,941	16,640
Impairment of royalty interests	-	49,558	-	49,558
Changes in expected credit losses of other investments	-	-	-	(1,399)
Share of loss of associates	2,113	2,278	5,865	12,331
Change in fair value of financial assets at fair value through profit and loss	24	259	310	(79)
Foreign exchange (gain) loss	(787)	770	(879)	3,207
Deferred income tax expense (recovery)	1,065	(6,967)	8,307	(1,504)
Other	166	111	270	225
Net cash flows provided by operating activities before changes in non-cash working capital items	45,109	40,094	92,072	77,952
Changes in non-cash working capital items	6,356	(1,860)	5,382	(2,356)
Net cash flows provided by operating activities	51,375	38,234	97,454	75,596

Investing activities
Acquisitions of short-term investments	-	(3,703)	-	(4,370)
Acquisitions of investments	(995)	-	(12,359)	-
Proceeds on disposal of investments	-	-	-	3,847
Acquisitions of royalty and stream interests	(17,929)	-	(23,214)	-
Other	(456)	(2)	(473)	(5)
Net cash flows used in investing activities	(19,380)	(3,705)	(36,046)	(528)

Financing activities
Increase in long-term debt	-	-	10,437	-
Repayment of long-term debt	(40,000)	(32,327)	(70,000)	(64,721)
Exercise of share options and shares issued under the share purchase plan	8,889	2,000	11,476	5,609
Dividends paid	(7,853)	(7,403)	(15,463)	(15,083)
Withholding taxes on settlement of restricted and deferred share units	(5,732)	-	(6,385)	(2,204)
Other	(1,344)	(714)	(1,554)	(1,002)
Net cash flows used in financing activities	(46,040)	(38,444)	(71,489)	(77,401)

Decrease in cash before effects of exchange rate changes on cash	(14,045)	(3,915)	(10,081)	(2,333)
Effects of exchange rate changes on cash	601	(171)	611	(853)
Net decrease in cash	(13,444)	(4,086)	(9,470)	(3,186)
Cash - beginning of period	63,070	52,104	59,096	51,204
Cash - end of period	49,626	48,018	49,626	48,018